Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RANDGOLD SUSTAINS QUALITY OF RESERVES AND RESOURCES

Jersey, Channel Islands, 28 March 2017 – Randgold Resources’ annual resource and reserve declaration, published today as part of its annual report for 2016, shows attributable proved and probable reserves down by 1% after another record production year. Total attributable resources of 25.5 million ounces were down 8%, reflecting mining depletion and changes to the method of reporting underground resources at Kibali.

The group’s reserve grade, however, increased from 3.6g/t to 3.7g/t and chief executive Mark Bristow said this showed that Randgold has been able to replenish ounces at grades above or equal to its reserve base despite the high depletion rate from mining.

“This means our current reserves have secured our business plan for at least 10 years of profitable production. In the meantime, our exploration teams continue to hunt for additional ounces to replenish these reserves as well as for our next big discovery,” Bristow said.

Group general manager evaluation Rod Quick noted that Randgold continued to base its reserve calculations at a gold price of $1 000/oz which, coupled with its emphasis on quality over quantity, gave it a robust reserve profile which would enable the company to continue managing the cyclical nature of the gold market.

In Mali, Loulo’s total ore reserves after depletion increased by 12% to 5.3 million ounces at 4.5g/t as further drilling and design work resulted in an increase of 520 000 ounces to the Gara ore reserves with the incorporation of Gara Far South. Infill grade control gains at Yalea resulted in a partial replacement of depletion ounces. Total mineral resources increased by 1%, net of depletion, driven by an increase of 461 000 ounces in Gara underground’s inferred resources. At neighbouring Gounkoto, total ore reserves net of depletion remained above 3 million ounces year on year. This was largely due to the completion of the Gounkoto super pit feasibility study, leading to a significant gain in the open pit ore reserves and the associated reduction of the underground reserve.

At Kibali, in the Democratic Republic of Congo, total reserves decreased to 9.2 million ounces at 4.0g/t from 10.6 million ounces at 4.1g/t in 2015 following mining depletion and changes to the KCD underground geological model. The changes resulted from the reinterpretation of the controls to mineralisation of the high grade lodes following a significant increase in mapping and grade control data. Although the remodel has resulted in geological model changes of a portion of the 5103 and 9105 lodes, it has also highlighted the upside potential of the up and down plunge extension of the 3000 lodes as an underground target. Mineral resources are also down due to mining depletion, geological model changes and a change in the method of underground resource reporting which has been aligned with industry best practice using stope optimiser software to report underground resources.

In Côte d’Ivoire, Tongon’s resources and reserves decreased as a result of depletion and geological changes to the Northern Zone orebody following reinterpretation of the granodiorite contact boundary at depth after additional surface drilling. Drilling continues to probe for potential gains within and immediately below the current pit designs. The first of a number of satellite pits, Sekala, was brought into the resource statement which added 43 000 ounces of indicated resource. Further satellites will continue to be tested in the coming year.

In Senegal, the key development project Massawa saw an increase of total reserves at a 40% higher grade. The increase in reserve ounces follows the incorporation into the project of 475 000 ounces from the Sofia Main deposit, while the increase in grade was driven principally by the geological remodelling of the Central Zone ore lodes. Total reserves now stand at 2.6 million ounces at 4.3g/t, up significantly from the last year’s 2.0 million ounces at 3.1g/t. Drilling continues on the Massawa and Sofia deposits to increase ounces. Total mineral resource ounces are down 400 000 ounces year on year, principally due to the geological remodelling and higher cost profile of Sofia and Massawa, leading to the reduction of low grade ounces.

RESOURCE AND RESERVE DECLARATION at 31 December 2016 (abridged)

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold (Moz)
Mine/project	Category	2016	2015	2016	2015	2016	2015	2016	2015
MINERAL RESOURCES
Kibali								45%	45%
	Measured	17	10	2.7	2.2	1.5	0.7	0.7	0.3
	Indicated	118	124	3.2	3.8	12	15	5.5	6.8
Sub total	Measured and indicated	135	134	3.2	3.7	14	16	6.2	7.2
	Inferred	46	47	2.3	2.5	3.4	3.9	1.5	1.7
Loulo								80%	80%
	Measured	23	18	4.8	4.5	3.6	2.6	2.9	2.1
	Indicated	30	33	4.5	4.3	4.3	4.5	3.4	3.6
Sub total	Measured and indicated	53	51	4.6	4.4	7.9	7.1	6.3	5.7
	Inferred	15	20	3.8	3.9	1.9	2.5	1.5	2.0
Gounkoto								80%	80%
	Measured	8.0	5.0	3.7	2.9	1.0	0.5	0.8	0.4
	Indicated	21	25	4.3	4.7	3.0	3.7	2.4	3.0
Sub total	Measured and indicated	29	30	4.2	4.4	3.9	4.2	3.1	3.3
	Inferred	4.2	5.3	3.1	3.1	0.4	0.5	0.3	0.4
Morila								40%	40%
	Indicated	22	23	0.6	0.5	0.4	0.4	0.2	0.2
Sub total	Indicated	22	23	0.6	0.5	0.4	0.4	0.2	0.2
	Inferred	0.9	1.8	0.4	0.6	0.01	0.03	0.01	0.01
Tongon								89.7%	89%
	Measured	8.0	8.8	2.4	2.7	0.6	0.8	0.6	0.7
	Indicated	15	22	2.6	2.6	1.3	1.8	1.1	1.6
Sub total	Measured and indicated	23	30	2.5	2.6	1.9	2.6	1.7	2.3
	Inferred	13	12	2.8	2.8	1.1	1.1	1.0	1.0
Massawa								83%	83%
	Measured	0.5	0.2	5.5	5.1	0.1	0.03	0.1	0.03
	Indicated	19	35	4.0	2.6	2.5	2.9	2.0	2.4
Sub total	Measured and indicated	20	35	4.0	2.6	2.6	3.0	2.1	2.5
	Inferred	21	23	2.7	2.5	1.8	1.8	1.5	1.5
TOTAL RESOURCES	Measured and indicated	282	304	3.4	3.4	30	33	20	21
	Inferred	100	110	2.7	2.8	8.6	9.9	5.9	6.7
ORE RESERVES
Kibali								45%	45%
	Proved	4.3	4.0	1.9	1.8	0.3	0.2	0.1	0.1
	Probable	66	76	4.2	4.3	8.9	10	4.0	4.7
Sub total	Proved and probable	71	80	4.0	4.1	9.2	11	4.1	4.8
Loulo								80%	80%
	Proved	14	8.6	4.7	4.5	2.1	1.2	1.7	1.0
	Probable	23	23	4.3	4.7	3.1	3.4	2.5	2.7
Sub total	Proved and probable	37	32	4.5	4.6	5.3	4.7	4.2	3.7
Gounkoto								80%	80%
	Proved	6.8	4.1	3.9	3.1	0.9	0.4	0.7	0.3
	Probable	15	16	4.9	5.2	2.3	2.7	1.8	2.2
Sub total	Proved and probable	21	20	4.6	4.8	3.1	3.1	2.5	2.5
Morila								40%	40%
	Probable	15	15	0.5	0.6	0.3	0.3	0.1	0.1
Sub total	Probable	15	15	0.5	0.6	0.3	0.3	0.1	0.1
Tongon								89.7%	89%
	Proved	7.5	8.2	2.2	2.3	0.5	0.6	0.5	0.5
	Probable	12	18	2.5	2.4	0.9	1.4	0.8	1.3
Sub total	Proved and probable	19	26	2.4	2.4	1.5	2.0	1.3	1.8
Massawa								83%	83%
	Probable	19	21	4.3	3.1	2.6	2.0	2.2	1.7
Sub total	Probable	19	21	4.3	3.1	2.6	2.0	2.2	1.7
TOTAL ORE RESERVES	Proved and probable	182	194	3.7	3.6	22	23	14	15

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 7797 711 338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

NOTES TO THE RESOURCE AND RESERVE DECLARATION

Randgold reports its mineral resources and mineral reserves in accordance with the JORC 2012 code and as such are reported to the second significant digit. These are equivalent to National Instrument 43-101 and the reporting of ore reserves is also in accordance with SEC Industry Guide 7. Open pit mineral resources consist of in situ mineral resources at a weighted average cut-off grade of 0.69g/t falling within a $1 500/oz optimised pit shell. Underground mineral resources are those mineral resources falling below the open pit resources reported at a weighted average cut-off of 1.75g/t. Morila TSF mineral resources are reported at 0.46g/t. Open pit and underground ore reserves are economic at a gold price of $1 000/oz. Open pit reserves are calculated at a weighted average cut-off grade of 0.96g/t. Underground reserves are calculated at a weighted average cut-off grade of 2.51g/t. TSF reserves at Morila are calculated at a 0.49g/t cut-off. Dilution and ore loss are incorporated into the calculation of reserves. Mineral resources are inclusive of ore reserves.

COMPETENT PERSONS

Yalea, Gara and Baboto mineral resources were calculated by Timothee Sogoba, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and competent person. Mineral resources for Loulo 3 and Gara West were generated by Mamadou Ly, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and competent person. Gounkoto mineral resources were calculated by Sekou Diarra, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and competent person. Faraba mineral resources were calculated by Mamadou Ly, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and competent person. Tongon and Sekala mineral resources were calculated by Mamadou Ly, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and competent person. Morila resources were calculated by Jonathan Kleynhans, a competent person while an officer of the company, now an external consultant. Kibali underground mineral resources were generated by Ernest Doh and Simon Bottoms, both officers of the company and competent persons. Mineral resources for Kombokolo were generated by Abdoulaye Ngom, an officer of the company, under the supervision of Ernest Doh and Simon Bottoms, both officers of the company and competent persons. All other Kibali mineral resources were generated by Ernest Doh, an officer of the company and competent person. Massawa resources were calculated by Simon Bottoms and Rodney Quick, both officers of the company and competent persons. Rodney Quick reviewed all mineral resources as lead competent person. Rodney Quick is a Professional Natural Scientist and member of the South African Institute of Mining and Metallurgy (SACNASP). Simon Bottoms is a chartered geologist of the Geological Society of London and Ernest Doh is a qualified geologist and member of the Australasian Institute of Mining and Metallurgy (AusIMM). All have sufficient experience in the style of mineralisation and types of deposits under consideration and the activity which they are undertaking as competent persons as defined in the 2012 edition in the ‘Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves’.

The Loulo, Tongon, Massawa, Sofia and Gounkoto open pit and Morila TSF mineral reserves were calculated by Shaun Gillespie, an officer of the company and competent person. Kibali open pit mineral reserves were generated by Nicholas Coomson, an officer of the company and competent person. Loulo underground reserves were calculated by Andrew Fox, an external consultant and competent person. The Kibali and Gounkoto underground mineral reserves were calculated by Tim Peters, an external consultant and competent person. Tim Peters, Andrew Fox and Nicholas Coomson are members of AusIMM. Shaun Gillespie is a member of SACNASP. All have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a competent person as defined in the 2012 edition of the “Australasian Code for Reporting of exploration Results, Mineral Resources and Ore Reserves”.

ANNUAL REPORT

Randgold has posted its annual report for the year ended 31 December 2016 to shareholders and its Form-20F for the same period is expected to be filed with the United States Securities and Exchange Commission (‘SEC’) by 28 March 2017. Once published, both reports will be available on the company’s website at www.randgoldresources.com for viewing and/or downloading. Shareholders can download a copy of the proxy form from our website and those wishing to appoint a proxy via the CREST system should do so via the issuer’s agent (ID number 3RA50). Details regarding the submission of proxies can be obtained from the notice of annual general meeting section, also on the website at www.randgoldresources.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the SEC). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS

The SEC permits companies, in their filings with the SEC, to disclose only proved and probable ore reserves. We use certain terms, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proved and probable reserves' for the purposes of the SEC's Industry Guide number 7.